Exhibit 99.1

Trina Solar Announces the Offering of Approximately 7,000,000 American Depositary Shares

CHANGZHOU, China, September 29, 2014 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions and services, today announced the commencement of the offering of approximately 7,000,000 American Depositary Shares (“ADSs”), each representing 50 ordinary shares of the Company, par value of US$0.00001 per share (the “ADS Offering”), approximately 2,000,000 of which (the “primary ADSs”) are being offered and sold by the Company and up to approximately 5,000,000 of which (the “borrowed ADSs”) the Company will loan to affiliates of the underwriters of the Company’s concurrent offering of convertible senior notes (the “ADS Borrowers”), as described below. Trina Solar has granted the underwriters in the ADS Offering a 30-day option to purchase up to an additional amount of approximately 1,050,000 primary ADSs to cover over-allotments.

The Company also commenced a concurrent offering of US$100 million in aggregate principal amount of convertible senior notes due 2019 (the “Notes”) (the “Notes Offering”). Trina Solar has granted the underwriters in the Notes Offering a 30-day option to purchase up to an additional US$15 million aggregate principal amount of the Notes. The offering of the primary ADSs is contingent upon the consummation of both the concurrent offering of the Notes and the offering of the borrowed ADSs, and the concurrent offering of the Notes and the offering of the borrowed ADSs are both contingent upon the consummation of the offering of the primary ADSs. The offerings are subject to market conditions and other factors.

In connection with the Notes Offering, Trina Solar will enter into ADS lending agreements with the ADS Borrowers, pursuant to which Trina Solar will lend the borrowed ADSs to the ADS Borrowers. Concurrently with the Notes Offering, the ADS Borrowers will sell the borrowed ADSs pursuant to a separate prospectus supplement. The sale of the borrowed ADSs is intended to facilitate privately negotiated transactions or short sales by which investors in the Notes will hedge their investment in the Notes. The ADS Borrowers will be required to return the borrowed ADSs pursuant to the ADS lending agreements by the maturity date of the Notes. The ADS Borrowers will receive all of the proceeds from the sale of the borrowed ADSs. Trina Solar will not receive any proceeds from the offering of the borrowed ADSs, but will receive a nominal lending fee from the ADS Borrowers. The borrowed ADSs are not outstanding for purposes of calculating earnings per share under current GAAP rules and therefore Trina Solar will not incur share dilution from the borrowed ADSs. The size of the ADS Offering will ultimately depend on the amount of the Notes Offering allocated to investors who wish to hedge their investment in the Notes.

Deutsche Bank Securities Inc., Barclays Capital Inc. and Credit Suisse Securities (USA) LLC will act as joint book-runners for the ADS Offerings. Roth Capital Partners is acting as co-manager for the ADS Offerings.

The ADSs will be offered under the Company’s existing shelf registration statement which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on June 4, 2014. A prospectus supplement and the related base prospectus describing the terms of the ADS Offering have been filed with the SEC. Investors are advised to read the prospectus supplement and the related base prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the ADS Offering. A copy of the prospectus supplement and the base prospectus relating to the ADS Offering may be obtained by contacting (i) Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by emailing prospectus.CPDG@db.com or by telephone at +1-800-503-4611, (ii) Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by emailing barclaysprospectus@broadridge.com or by telephone at +1-888-603-5847, or (iii) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at Eleven Madison Avenue, New York, New York 10010-3629, or by telephone at ++1-800-221-1037.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release contains information about the pending offerings of the ADSs and the Notes, and there can be no assurance that the offerings will be completed.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities, and developers worldwide. The Company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities, and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings, including its annual report on Form 20-F filed on April 2, 2014, the prospectus filed as part of Form F-3 on June 4, 2014 and the prospectus supplement relating to the ADS Offering filed on September 29, 2014 with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Teresa Tan, CFO	Ilse Schache
Phone: + (86) 519-8517-6823 (Changzhou)	Email: trina@brunswickgroup.com
Phone: + (86) 10-5960-8600 (Beijing)

Yvonne Young
Head of Investor Relations
Phone: + (86) 519-8517-6878 (Changzhou)
Email: ir@trinasolar.com